Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES THIRD QUARTER RESULTS

Monday, March 14, 2005, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2005.

	Financial Highlights
	(in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		January 31,	January 31,	January 31,	January 31,
		2005	2004	2005	2004
CHC Helicopter	Revenue	$226.1	$168.9	$676.9	$510.6
Corporation	Consolidated Segment EBITDA[1]	42.4	29.9	129.6	88.9
	Net earnings from continuing operations	17.3	10.0	56.6	40.4
	Net earnings (loss) from discontinued operations	5.5	(1.0)	(12.8)	(2.2)
T 604.276.7500	Net earnings	22.8	9.0	43.8	38.3
F 604.279.2460	Cash flow[2]	46.3	24.0	133.5	99.1
	Per share information
www.chc.ca	Basic
	Net earnings from continuing operations	$0.83	$0.47	$2.70	$1.92
	Net earnings (loss) from discontinued operations	0.26	(0.04)	(0.61)	(0.10)
	Net earnings	1.09	0.43	2.09	1.82
	Diluted
	Net earnings from continuing operations	$0.76	$0.44	$2.48	$1.80
	Net earnings (loss) from discontinued operations	0.24	(0.04)	(0.56)	(0.09)
	Net earnings	1.00	0.40	1.92	1.71

[1]	See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
[2]	See definitions under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.

Highlights

•
Revenue for the third quarter was $226.1 million, up $57.2 million from the $168.9 million for the same period last year. The inclusion of Schreiner Aviation Group (“Schreiner”) contributed $37.3 million to this revenue increase with an additional $10.5 million attributable to growth in the Company’s International flying segment. Other increases of $9.4 million included increases in the European flying segment and revenue from newly acquired businesses in the Company’s Repair and overhaul segment.

•
Consolidated Segment EBITDA for the third quarter increased $12.4 million (41.5%), from $29.9 million in the same period last year primarily due to the inclusion of Schreiner and significant growth in the Company’s International flying segment where Segment EBITDA, excluding the impact of foreign exchange, increased by 83.8% from the same period last year.

•	Consolidated Segment EBITDA margins for the third quarter improved to 18.7% from 17.7% for the same period last year.

Net earnings from continuing operations include the following after tax costs (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Restructuring and debt settlement costs	$3,192	$4,207	$7,373	$6,840
Tax asset adjustment	24		4,224
Total after tax costs	$3,216	$4,207	$11,597	$6,840
Diluted net earnings per share impact	$0.14	$0.19	$0.50	$0.30

•
During the three months ended January 31, 2005 the Company acquired the assets and capabilities of Coulson Aero Technologies Ltd. This acquisition will be an important component of the Company’s developing repair and overhaul business which is part of Heli-One, the Company’s independent support group.

•
The Company continued its restructuring initiatives in the third quarter with the creation of the Heli-One support group and the development of voluntary  retirement and involuntary severance plans in Canada, the Netherlands, Norway and elsewhere in consultation with employee representatives in these jurisdictions. The Company has incurred $3.9 million (after-tax $2.8 million) of costs related to these initiatives in the third quarter.

•	The Company completed the sale of two non-core components of Schreiner for a net gain of $7.5 million.

Investor Conference Call

The Company’s 3rd quarter conference call and webcast will take place Tuesday, March 15, 2005 at 10:30 a.m. EST. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4890 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21115739#”. The replay will be available until March 18, 2005.

The financial results and a live webcast of the conference call will be available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1040380. The webcast is also available through the CHC’s website at www.chc.ca.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel Senior Vice-President & Chief Financial Officer 604-279-2451	Rick Davis Vice-President, Financial Reporting 604-279-2471

Chris Flanagan Director of Communications 604-279-2493/340-7659

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months and Nine Months Ended January 31, 2005

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements and MD&A for the year ended April 30, 2004 and related notes thereto, as set forth in the Company’s Annual Report (the “2004 Annual Filings”).

All information reflected herein is expressed in Canadian dollars and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 18 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s annual information form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at March 14, 2005.

Overview of Results

Revenue for the three months ended January 31, 2005 was $226.1 million, an increase of $57.2 million from revenue of $168.9 million earned in the same period last year. This $57.2 million increase was primarily attributable to (i) the inclusion of Schreiner Aviation Group (“Schreiner”) which contributed $37.3 million of revenue; (ii) growth in the Company’s International and European flying segments of $14.2 million and $2.9 million (excluding the impact of foreign exchange); (iii) revenue of newly acquired businesses in the Company’s Repair and overhaul segment of $6.2 million; partially offset by (iv) unfavourable foreign exchange of $3.4 million.

Revenue for the nine months ended January 31, 2005 was $676.9 million, an increase of $166.3 million from revenue of $510.6 million earned in the same period last year. This $166.3 million increase was primarily attributable to (i) the inclusion of Schreiner which contributed $118.2 million of revenue; (ii) growth in the International flying segment of $39.0 million (excluding the impact of foreign exchange); (iii) revenue from newly acquired businesses in the Company’s Repair and overhaul segment of $10.4 million; and (iv) a favourable foreign exchange impact of $3.9 million; partially offset by (v) reduced revenue in the European flying segment of $3.5 million (excluding the impact of foreign exchange).

Consolidated Segment EBITDA for the three months ended January 31, 2005 was $42.4 million, up $12.4 million from Consolidated Segment EBITDA of $29.9 million for the same period last year. This $12.4 million increase was primarily attributable to (i) the addition of Schreiner which contributed $7.2 million; (ii) growth in the Company’s International and European flying segments of $6.3 million and $1.3 million respectively (excluding the impact of foreign exchange); (iii) growth from newly acquired businesses in the Repair and overhaul segment; partially offset by (iv) an unfavourable foreign exchange impact of $0.8 million; and (v) an increase in costs in the Corporate and other segment of $2.1 million.

Consolidated Segment EBITDA for the nine months ended January 31, 2005 was $129.6 million, up $40.7 million for Consolidated Segment EBITDA of $88.9 million for the same period last year. This $40.7 million increase was primarily attributable to (i) the addition of Schreiner which contributed $24.3 million; (ii) growth in the Company’s International and European flying segments of $14.9 million and $1.8 million respectively (excluding the impact of foreign exchange); (iii) growth from newly acquired businesses in the Repair and overhaul segment; (iv) a favourable foreign exchange impact of $0.7 million; partially offset by (v) an increase in costs in the Corporate and other segment of $1.9 million.

Net earnings from continuing operations for the three months ended January 31, 2005 were $17.3 million ($0.76 per share, diluted) on revenue of $226.1 million as compared to $10.0 million ($0.44 per share, diluted) on revenue of $168.9 million for the same period last year.

Net earnings from continuing operations for the nine months ended January 31, 2005 were $56.6 million ($2.48 per share, diluted) on revenue of $676.9 million as compared to net earnings from continuing operations of $40.4 million ($1.80 per share, diluted) on revenue of $510.6 million for the same period last year.

Net earnings from discontinued operations for the three months ended January 31, 2005 were $5.5 million ($0.24 per share, diluted) which included a $7.5 million net gain on the sale of two non-core businesses of Schreiner and an operating loss of $2.0 million on discontinued operations for the period. This compares to a net loss from discontinued operations of $1.0 million ($(0.04) per share, diluted) for the same period last year.

The net loss from discontinued operations for the nine months ended January 31, 2005 was $12.8 million ($(0.56) per share, diluted) which included the gain on sale of non-core businesses realized in the third quarter, a fair value adjustment recorded in the second quarter of the current fiscal year and the operating loss on discontinued operations during the period. This compares to a loss from discontinued operations of $2.2 million ($0.09 per share, diluted) for the same period last year.

Net earnings during the three months ended January 31, 2005 were $22.8 million ($1.00 per share, diluted) compared to net earnings of $9.0 million ($0.40 per share, diluted) in the same period last year. Net earnings year-to-date were $43.8 million ($1.92 per share, diluted) compared to $38.3 million ($1.71 per share, diluted) for the same period last year.

Significant Events

Acquisitions

In the three months ended January 31, 2005, the Company acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider. Concurrent with this acquisition the Company entered into a five-year agreement to provide MRO services on major components and engines to Coulson Aircrane Ltd., a British Columbia based company operating five Sikorsky S61 aircraft.

During the nine months ended January 31, 2005, the Company acquired Multifabs Survival Ltd. (“Multifabs”), a majority position in Aero Turbine Support Ltd. (“ATSL”), and the assets and capabilities of Coulson as noted above. The total purchase price to acquire these companies, assets, capabilities and contracts was $21.3 million, including the assumption of debt.

These acquisitions, together with the Company’s established MRO operations, primarily in Astec, are the foundation for the Company’s developing repair and overhaul business, which will be an important component of Heli-One, the Company’s independent support group.

Organizational restructuring

The Company continued its restructuring initiatives in the third quarter with the creation of the Heli-One support group. Heli-One is the world’s largest independent helicopter support company and offers the following services to the helicopter industry:

•	Repair and overhaul;
•	Integrated logistics support;
•	Aircraft leasing;

•	Heavy maintenance;
•	Design and engineering;
•	Helicopter parts distribution;
•	Inventory management;
•	Safety and survival equipment.

As well, in the third quarter, the Company completed the relocation of its head office and senior management to Vancouver, Canada and continued its global restructuring initiatives which include voluntary retirement and involuntary severance plans in Canada, the Netherlands, Norway and elsewhere in consultation with the employee representatives in these jurisdictions. The Company has sought advice from the Works Council for Schreiner who have advised the Company not to proceed with the planned restructuring unless certain conditions are met. The Company is in the process of addressing these concerns. In addition to direct cost savings anticipated from a total reduction in headcount of 180 people worldwide, the Company anticipates savings to be realized from fleet management, working capital, procurement, logistics and other areas. The magnitude of these cost savings will be disclosed as realized.

Total costs incurred to realize these savings totalled $3.9 million (after-tax $2.8 million) and $8.9 million (after-tax $6.1 million) in the three and nine months ended January 31, 2005. These costs primarily consisted of severance, termination, relocation, planning and consulting fees and were incurred primarily in the Corporate and other, European flying and Schreiner segments. Additional costs are expected to be incurred in relation to these restructuring initiatives with the majority of future costs relating to termination and severance costs in the Netherlands, Norway and other jurisdictions. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable and will be expensed as incurred. It is anticipated that the majority of these additional costs will be incurred in the fourth quarter of this fiscal year and early in fiscal 2006.

Businesses held for sale (discontinued operations)

In the three months ended January 31, 2005 the Company sold Schreiner Target Services Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”), two non-core components of the Schreiner business segment and realized a net gain of $7.5 million.

The potential sale of Composites, the remaining business held for sale, is contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador which are currently under negotiation.

Stock split

The Company intends to hold a special meeting of shareholders on March 28, 2005 in Vancouver, British Columbia to consider business matters including a resolution proposing the subdivision of the Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares on a two-for-one basis.

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 51% (2004 - 57%) of the Company's year-to-date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 49% (2004 - 43%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

Flying Hours by Quarter
	Flying Hours				Number of Aircraft
Period	Europe	Int’l	Schreiner	Total	Europe	Int’l	Schreiner
Q4-2003	19,430	11,067	-	30,497	71	88	-
Q1-2004	22,351	11,057	-	33,408	72	90	-
Q2-2004	21,951	11,926	-	33,877	70	94	-
Q3-2004	19,806	12,066	-	31,872	72	95	-
Q4-2004	19,939	12,216	5,701	37,856	72	96	38
Q1-2005	21,215	12,466	7,268	40,949	71	96	40
Q2-2005	20,491	12,419	7,482	40,392	69	99	39
Q3-2005	19,712	12,988	7,297	39,997	68	106	40

The following table provides year-to-date information on flying revenue mix by segment and in total by aircraft type for fiscal 2005 and 2004. The mix of aircraft types has changed year-to-date, with heavy aircraft flying revenue as a percentage of total flying revenue decreasing by 10% and the percentage of medium revenue and fixed wing aircraft flying revenue increasing by 10%. This flying revenue mix change is due primarily to the inclusion of Schreiner’s results in the current fiscal year and the growth of medium aircraft in the International segment.

	Year-to-date Flying Revenue Mix
	(in thousands of Canadian dollars)
	Nine Months Ended					Nine Months Ended
	January 31, 2005					January 31, 2004
				Fixed					Fixed
	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Wing	Total
Europe	$251,110	$61,903	$-	$-	$313,013	$246,411	$60,992	$-	$-	$307,403
International	48,008	107,913	2,593	4,260	162,774	39,915	83,905	3,264	4,367	131,451
Schreiner	6,911	47,887	1,369	25,153	81,320	-	-	-	-	-
Total Flying Revenue	$306,029	$217,703	$3,962	$29,413	$557,107	$286,326	$144,897	$3,264	$4,367	$438,854
Total %	55%	39%	1%	5%	100%	65%	33%	1%	1%	100%

The following table provides year-to-date information on the hourly and fixed flying revenue by segment (without adjusting for the impact of foreign exchange) for fiscal 2005 and 2004. Fixed flying revenue as a percentage of total flying revenue has increased from 43% last year to 49% this year primarily due to the inclusion of Schreiner’s results in the current fiscal year.

	Flying Revenue - Hourly vs. Fixed
	Nine Months Ended January 31
	(in thousands of Canadian dollars)
	Hourly		Fixed		Total
	2005	2004	2005	2004	2005	2004
Europe	$197,807	$207,120	$115,206	$100,283	$313,013	$307,403
International	55,510	45,041	107,264	86,410	162,774	131,451
Schreiner	30,924	-	50,396	-	81,320	-
Total	$284,241	$252,161	$272,866	$186,693	$557,107	$438,854

The following table provides year-to-date information on segment flying revenue by industry sector for fiscal 2005 and 2004. Year-to-date January 31, 2005, the Company derived approximately 84% of its flying revenue from the oil and gas industry. Revenue from this industry is primarily derived from oil and gas production support.

	Flying Revenue - By Industry Sector
	Nine Months Ended January 31
	(in thousands of Canadian dollars)
	Europe		International		Schreiner		Total
	2005	2004	2005	2004	2005	2004	2005	2004
Oil & Gas	$289,957	$287,185	$117,050	$92,077	$59,292	$-	$466,299	$379,262
EMS/SAR[3]	17,037	16,033	30,350	28,272	1,369	-	48,756	44,305
Other	6,019	4,185	15,374	11,102	20,659	-	42,052	15,287
Total	$313,013	$307,403	$162,774	$131,451	$81,320	$-	$557,107	$438,854

3 EMS/SAR - emergency medical services and search and rescue services.

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company’s largest base as measured by the number of aircraft and revenue. Activity at this base represents approximately 32% of total activity in the Company’s European flying segment. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2001 to fiscal 2005.

Aberdeen Airport - Helicopter Passengers
Year Ended April 30
	2005	2004	2003	2002	2001
Q1	102,228	101,757	116,102	121,868	103,874
Q2	104,715	95,227	112,449	123,012	114,376
Q3	95,896	87,588	92,918	114,606	104,381
Q4		89,975	92,686	108,247	101,166
		374,547	414,155	467,733	423,797

Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has increased 9.5% from the same period in fiscal 2004. It also demonstrates the seasonality in activity levels from quarter to quarter.

Review of Segment Revenue and Segment EBITDA

The Company includes five reporting segments in its financial statements: European flying, International flying, Schreiner, Repair and overhaul, and Corporate and other. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized, and most importantly the information used by the Company’s key decision makers to evaluate results of operations.

The following table provides third quarter and year-to-date external customer revenue and Segment EBITDA variance analysis between fiscal 2005 and 2004. The numbers in this analysis are referred to in the review of each operating segment which follows the table.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Third Quarter
					Corporate
	Europe	Int'l	Schreiner	R& O	& other	Total
Three months ended January 31, 2004	$104,696	$48,984	$-	$15,261	$-	$168,941
Foreign exchange impact	482	(3,735)	-	(139)	-	(3,392)
Revenue increase (decrease)	2,935	14,198	37,303	6,142	-	60,578
Three months ended January 31, 2005	$108,113	$59,447	$37,303	$21,264	$-	$226,127
Total revenue increase (decrease)	$3,417	$10,463	$37,303	$6,003	$-	$57,186
% increase (decrease)	3.3%	21.4%	N/A	39.3%	N/A	33.8%
% increase (decrease) excluding FX	2.8%	29.0%	N/A	40.2%	N/A	35.9%

	Year-to-Date
					Corporate
	Europe	Int'l	Schreiner	R& O	& other	Total
Nine months ended January 31, 2004	$328,264	$139,311	$-	$42,999	$-	$510,574
Foreign exchange impact	9,045	(6,345)	-	1,247	-	3,947
Revenue increase (decrease)	(3,497)	38,993	118,235	8,646	-	162,377
Nine months ended January 31, 2005	$333,812	$171,959	$118,235	$52,892	$-	$676,898
Total revenue increase (decrease)	$5,548	$32,648	$118,235	$9,893	$-	$166,324
% increase (decrease)	1.7%	23.4%	N/A	23.0%	N/A	32.6%
% increase (decrease) excluding FX	(1.1%)	28.0%	N/A	20.1%	N/A	31.8%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Third Quarter
					Corporate
	Europe	Int'l	Schreiner	R& O	& other	Total
Three months ended January 31, 2004	$14,488	$7,483	$-	$11,296	$(3,324)	$29,943
Foreign exchange impact	777	(1,470)	-	(64)	-	(757)
Segment EBITDA increase (decrease)	1,337	6,269	7,206	186	(1,803)	13,195
Three months ended January 31, 2005	$16,602	$12,282	$7,206	$11,418	$(5,127)	$42,381
Segment EBITDA margin
- Last year	13.8%	15.3%	N/A	22.2%	N/A	17.7%
- This year	15.4%	20.7%	19.3%	19.3%	N/A	18.7%
Total Segment EBITDA increase (decrease)	2,114	4,799	7,206	122	(1,803)	12,438
% increase (decrease)	14.6%	64.1%	N/A	1.1%	(54.2%)	41.5%
% increase (decrease) excluding FX	9.2%	83.8%	N/A	1.6%	N/A	44.1%

	Year-to-Date
					Corporate
	Europe	Int'l	Schreiner	R& O	& other	Total
Nine months ended January 31, 2004	$52,988	$20,640	$-	$31,039	$(15,769)	$88,898
Foreign exchange impact	3,924	(2,889)	-	(350)	-	685
Segment EBITDA increase (decrease)	1,789	14,935	24,271	685	(1,615)	40,065
Nine months ended January 31, 2005	$58,701	$32,686	$24,271	$31,374	$(17,384)	$129,648
Segment EBITDA margin
- Last year	16.1%	14.8%	N/A	22.2%	N/A	17.4%
- This year	17.6%	19.0%	20.5%	19.5%	N/A	19.2%
Total Segment EBITDA increase (decrease)	$5,713	$12,046	$24,271	$335	$(1,615)	$40,750
% increase (decrease)	10.8%	58.4%	N/A	1.1%	(10.2%)	45.8%
% increase (decrease) excluding FX	3.4%	72.4%	N/A	2.2%	N/A	45.1%

1 Segment EBITDA as a percent of revenue from external customers except for the R&O segment which is a percent of total revenue.

Europe

Revenue from the Company’s European Flying Segment for the three months ended January 31, 2005 was $108.1 million, an increase of $3.4 million from revenue of $104.7 million earned in the same period last year. This $3.4 million increase was primarily attributable to an increase in flying revenue of $2.4 million and a favourable foreign exchange impact of $0.5 million. The increase in flying revenue of $2.4 million relates to general increased activity from Norwegian and Aberdeen based North Sea customers. Increased revenue from new and existing customers fully offset the bp contract which expired earlier this fiscal year.

Revenue for the nine months ended January 31, 2005 was $333.8 million, an increase of $5.5 million from revenue of $328.3 million earned in the same period last year. This $5.5 million increase was primarily attributable to (i) a favourable foreign exchange impact of $9.0 million; partially offset by (ii) decreased flying revenue of $5.1 million. Decreased flying revenue of $5.1 million relates to reduced activity from Norwegian based North Sea customers and a decline in revenue from bp which was somewhat offset by increased activity from new entrants to the North Sea.

Segment EBITDA for the three months ended January 31, 2005 was $16.6 million, up $2.1 million from Segment EBITDA of $14.5 million for the same period last year. This $2.1 million increase was primarily attributable to (i) increased margins on contracts replacing the low margin bp contract; (ii) reduced operating costs due to restructuring initiatives completed in the prior fiscal year; (iii) a favourable foreign exchange impact of $0.8 million; partially offset by (iv) increased short-term lease payments to a third party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark which has now been substantially settled. This agreement provides for increased wages in exchange for increased flexibility and improved productivity.

Segment EBITDA for the nine months ended January 31, 2005 was $58.7 million, up $5.7 million from Segment EBITDA of $53.0 million for the same period last year. This $5.7 million increase was primarily attributable to a favourable foreign exchange impact of $3.9 million and a variety of other reasons including those noted above for the third quarter.

During the third quarter the Company announced that Talisman Energy (UK) Limited did not renew its contract for the provision of two Super Puma AS332L aircraft based in Aberdeen, Scotland. The contract, valued at approximately $22.0 million per annum, runs until March, 2005. It is expected that these two aircraft will be redeployed quickly in light of increasing demand in the UK and in international markets.

International

Revenue from the Company’s International flying segment for the three months ended January 31, 2005 was $59.4 million, an increase of $10.5 million from revenue of $48.9 million earned for the same period last year. This $10.5 million increase was primarily attributable to (i) increased flying revenue of $13.2 million; and (ii) increased lease revenue of $2.3 million; somewhat offset by (iii) an unfavourable foreign exchange impact of $3.7 million. Increased flying and lease revenue is the result of the deployment of aircraft primarily to oil and gas customers in Malaysia, India, Venezuela, Brazil and other countries.

Revenue for the nine months ended January 31, 2005 was $172.0 million, up $32.7 million from revenue of $139.3 million of the same period last year. The $32.7 million increase was primarily attributable to (i) increased flying revenue of $35.6 million; and (ii) increased lease revenue of $4.9 million; somewhat offset by (iii) an unfavourable foreign exchange impact of $6.3 million. Flying and lease revenue increases are the result of the same factors as noted above for the third quarter.

Segment EBITDA for the three months ended January 31, 2005 was $12.3 million, an increase of $4.8 million from Segment EBITDA of $7.5 million for the same period last year. This $4.8 million increase is the result of (i) a $14.2 million increase in revenue (excluding the unfavourable impact of foreign exchange) on higher margin lease and operating contracts in the current year partially offset by an unfavourable foreign exchange impact of $1.5 million.

Segment EBITDA for the nine months ended January 31, 2005 was $32.7 million, up $12.1 million from Segment EBITDA of $20.6 million for the same period last year. This $12.1 million increase is the result of (i) a $39.0 million increase in revenue (excluding the unfavourable impact of foreign exchange) on higher margin contracts as noted for the third quarter somewhat offset by an unfavourable foreign exchange impact of $2.9 million. Year-to-date Segment EBITDA margins have increased from 14.8% to 19.0% as a result of these factors.

Schreiner

The Company acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Company’s statements of earnings and financial position subsequent to that date. As well, third quarter and year-to-date financial information for this segment excludes the results of Schreiner Canada and SAMCO which are classified as businesses held for sale (discontinued operations).

Revenue from the Company’s Schreiner segment for the three and nine months ended January 31, 2005 was $37.3 million and $118.2 million respectively while Segment EBITDA during these periods was $7.2 million and $24.3 million respectively. Segment EBITDA in these periods included $1.6 million and $4.8 million respectively of amortization of below market contract values acquired on the acquisition of Schreiner. Revenue declined from $39.4 million in the second quarter to $37.3 million in the third quarter due to lower parts revenue partially offset by a favourable foreign exchange impact. The $118.2 million in revenue year-to-date included $81.3 million in flying revenue of which approximately $59.3 million was related to oil and gas customers.

Schreiner Airways B.V. (“SAW”), a component of the Schreiner group of companies acquired in February 2004, has operated a limited number of small fixed-wing customer owned aircraft for two Libyan oil companies since 1990. SAW has always conducted its Libyan operations in accordance with Dutch law and with the support of the Dutch Ministries of Economic Affairs and Foreign Affairs. The Company now understands that there is an investigation pending by the Bureau of Industrial Security (“BIS”) of the U.S. Department of Commerce into SAW’s operation in Libya of aircraft alleged to contain U.S. origin equipment or data while a U.S. embargo was in force. The Dutch Embassy to the U.S. government is currently engaged in discussions with the BIS with respect to this matter. The outcome of this investigation is unknown, including whether the BIS will view SAW’s alleged use of U.S. equipment or data in Libya while a U.S. embargo was in force as a violation of U.S. export control regulations, whether the matter will be referred for enforcement action, or whether any such action could result in the imposition of fines or penalties.

During the quarter the Company was awarded a five year contract renewal for the provision of two EC155B1 and two AB139 aircraft to provide offshore transportation sources to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands with a value of approximately $25.0 million per annum with two, one year renewal options. This contract represents the majority of Schreiner’s annual North Sea flying revenue.

Subsequent to the quarter the Company was awarded a new two-year contract (plus one option year) by GNPOC for the provision of two Dauphin N2 aircraft in Northeast Africa. The value of the contract is approximately $13.0 million over the fixed two-year term. As well, the Company, through its partner Aero Contractors Company of Nigeria Limited (“ACN”) has been awarded a three-year contract renewal (plus two one-year options) by Elf Petroleum Nigeria Limited, for the provision of two S76C+ helicopters and one SA365N3 Dauphin helicopter. The contract commences immediately and is valued at approximately $35 million over the fixed three-year term.

Repair and overhaul

As noted previously in this MD&A the Company has created Heli-One, the Company’s independent support group to provide a variety of services to helicopter operators internal and external to the Company. The Repair and overhaul segment of the Company will form an important component of this group which is expected to begin operations in the 2006 fiscal year.

Total revenue from the Company’s Repair and overhaul segment for the three months ended January 31, 2005 was $59.1 million, an increase of $8.3 million from total revenue of $50.8 million earned in the same period last year. Revenue from external customers increased $6.0 million from the same period last year. This $6.0 million increase was primarily attributable to (i) revenue earned in newly acquired businesses (Multifabs, WBS, ATSL and Coulson) totalling $6.2 million; partially offset by (ii) an unfavourable foreign exchange impact of $0.1 million.

For the nine months ended January 31, 2005 total revenue was $160.6 million, up $20.5 million from total revenue of $140.1 million earned in the same period last year. Revenue from external customers increased $9.9 million from the same period last year. This $9.9 million increase was primarily attributable to (i) revenue earned in newly acquired businesses totalling $10.4 million; (ii) a favourable foreign exchange impact of $1.2 million; partially offset by (iii) other third party revenue variances.

Segment EBITDA for the three months ended January 31, 2005 was $11.4 million, an increase of $0.1 million from Segment EBITDA of $11.3 million from the same period last year. This small increase is the combined result of (i) increased parts cost as low cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (ii) increased repair and subcontract costs for parts used to support the Power-by-the-hour fleet; (iii) the decision not to increase prices to internal customers in the current fiscal year; (iv) an unfavourable foreign exchange impact of $0.1 million; offset by (v) Segment EBITDA from newly acquired businesses; and (vi) reduced overhaul costs resulting from insourcing services previously provided by third parties.

Segment EBITDA for the nine months ended January 31, 2005 was $31.4 million, up $0.4 million from Segment EBITDA of $31.0 million for the same period last year. This $0.4 million increase is primarily attributable to the same factors as noted above for the third quarter and a year-to-date unfavourable foreign exchange impact of $0.4 million.

During the current fiscal year the Company acquired Multifabs, ATSL and Coulson. The Multifabs acquisition will enhance the Company’s ability to deliver the most comprehensive cost-effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. ATSL and Coulson are important elements of the Company’s strategic expansion of its global repair and overhaul capabilities and the development of the independent Heli-One business.

Corporate and other

Corporate and other segment costs of $5.1 million in the three months ended January 31, 2005 were up $1.8 million from the $3.3 million of costs for the same period last year. The primary reasons for the increase were higher compensation costs related to variable compensation plans and the build up of the Company’s financial services department in Vancouver, Canada in anticipation of delivering services to the Company’s operating divisions in the new fiscal year. Corporate and other costs in the third quarter of the prior fiscal year were unusually low due to reduced variable compensation costs. Costs for the third quarter of the current fiscal year are more in line with the year-to-date average.

For the nine months ended January 31, 2005 costs were $17.4 million, up $1.6 million from the $15.8 million of costs for the same period last year. The primary reason for the increase was increased compensation costs as noted above for the third quarter and costs related to the Company’s stock appreciation rights plan which are correlated with the increase in the Company’s share price.

Amortization

Amortization for the three months ended January 31, 2005 was $8.1 million compared to $6.1 million in the same period last year. For the nine months ended January 31, 2005 amortization was $22.5 million compared to $17.7 million for the same period last year. Included in third quarter and year-to-date expense was amortization related to Schreiner and other newly acquired businesses which was partially offset by a decrease in amortization related to certain aircraft airframes due to a change in their estimated useful lives and residual values.

Gain on disposal of assets

Gain on disposal of assets for the three and nine months ended January 31, 2005 were $2.5 million and $3.6 million respectively, compared to $1.4 million and $2.0 million respectively for the same periods last year. The primary reason for the increase is the disposition of the first of five Super Puma aircraft to the German Border Guard from the Company’s European North Sea fleet.

Financing charges

Financing charges for the three and nine months ended January 31, 2005, were $10.2 million and $28.4 million respectively compared to $10.5 million and $21.4 million respectively for the same periods last year as detailed in Note 11 to the unaudited interim consolidated financial statements to which the MD&A relates. The net $0.3 million decrease in the third quarter and net $7.0 million increase year-to-date is primarily the result of changes in foreign exchange gains and losses, higher debt levels following the acquisitions of Schreiner, Multifabs, ATSL and Coulson and lower average effective interest rates due primarily to a lower interest rate on the Company’s refinanced senior subordinated notes.

Equity in earnings of associated companies

Equity in earnings of associated companies for the three and nine months ended January 31, 2005 was $0.3 million and $6.1 million respectively compared to $0.1 million and $3.9 million respectively for the same periods last year. The third quarter and year-to-date increases of $0.2 million and $2.2 million respectively are primarily due to the inclusion of Schreiner’s equity accounted long-term investments offset by decreases in the equity in earnings of the 42.75% owned Canadian Helicopters Limited.

Income taxes

Income tax expense on earnings from continuing operations for the three and nine month periods ended January 31, 2005 was $4.8 million and $20.7 million respectively compared to a $1.1 million recovery and a $5.5 million expense for the same periods last year. During the current year, the Company recorded income tax recoveries of $1.4 million and $3.5 million on restructuring and debt settlement costs compared to $1.7 million and $2.9 million in the same periods last year. During the nine months ended January 31, 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $5.0 million, $4.2 million of which was related to future income tax assets associated with continuing operations.

The Company’s effective tax rate, excluding the above items and income tax associated with discontinued operations, for the nine month period ended January 31, 2005 was 22.8% compared to 15.0% for the same period last year. The higher rate was primarily the result of increased earnings in jurisdictions with higher income tax rates.

Cash Flows, Liquidity and Capital Resources

Operating activities

Cash flow from operations for the three months ended January 31, 2005 was $26.0 million, a $1.6 million increase from same period last year.

Non-cash working capital increased by $20.3 million during the three months ended January 31, 2005. This compares to a $0.5 million decrease in working capital during the third quarter of last year. Changes in non-cash working capital during the quarter included:

•	Investments in inventory of $2.7 million in anticipation of increased repair and overhaul activity in current and new markets,
•	A temporary reduction of accruals and trade payables of $9.0 million,
•	Temporary increases in trade receivables of $9.2 million, and
•	Reduction in other working capital of $0.6 million.

On a year-to-date basis, cash flow from operations increased from $72.0 million in the nine months ended January 31, 2004 to $109.2 million in the corresponding period in the current fiscal year. This $37.2 million increase was comprised primarily of earnings growth in the International segment and the inclusion of Schreiner results in the current fiscal period. Non-cash working capital increased by $24.4 million for the nine months ended January 31, 2005 due to accounts receivable and inventory increases which were somewhat offset by an increase in payables and accruals.

Financing activities

The Company’s total net debt increased by $77.7 million to support investing activities during the third quarter of fiscal 2005 as follows:

Change in
Total Net Debt Position (1)
During Q3 - 2005
(in millions of Canadian dollars)
Opening balance, November 1, 2004	$475.4
Increase in net debt	65.6
Foreign exchange	12.1
Ending balance, January 31, 2005	$553.1

(1)	Net debt is comprised of total debt, less cash and cash equivalents.

During the third quarter the Company paid a quarterly dividend of $3.2 million and received $0.1 million from capital stock issued under the Company’s employee share purchase plan and in connection with the exercise of share options. During the quarter the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extensions of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

As at January 31, 2005, the Company had unused capacity under its credit facilities of $81.1 million and cash and cash equivalents of $65.1 million, for a total of $146.2 million.

Investing activities

Additions to property and equipment during the third quarter of fiscal 2005 totalled $48.3 million. This was comprised of (i) $38.2 million for the purchase of eight medium aircraft, seven of which will be used in the International flying segment, (ii) $5.1 million for aircraft modifications, (iii) $2.0 million related to buildings and hangars and (iv) $3.0 million for other equipment. The aircraft expenditures of $38.2 million were comprised of a combined aircraft purchase price of $55.3 million less the application of deposits of $17.1 million. The Company made additional aircraft deposits of $23.7 million during the third quarter of fiscal 2005 to end the quarter with total aircraft deposits outstanding of $47.3 million.

Capital expenditures for helicopter major components during the third quarter of fiscal 2005 totalled $15.7 million. Included in operating expenses was major component amortization of $16.2 million. The Company also spent $4.6 million on helicopter major inspections in the quarter.

Proceeds from disposals during the third quarter totalled $6.8 million, most of which related to the sale of the first of five Super Pumas under the German Border Guard contract.

Risks and Uncertainties

Except for the discussion contained elsewhere this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2004 Annual Filings and as detailed in the Company’s 2004 Annual Information Form filed with Canadian Regulatory Authorities and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and Consolidated Segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable foreign exchange impact on revenue for the three months ended January 31, 2005 was $3.4 million. This consisted of an unfavourable translation impact of $0.4 million and a $3.0 million unfavourable transaction impact. The total favourable foreign exchange impact on revenue for the nine months ended January 31, 2005 was $3.9 million.

The total unfavourable foreign exchange impact on Consolidated Segment EBITDA for the three months ended January 31, 2005 was $0.8 million. This consisted of an unfavourable translation impact of $0.7 million and an unfavourable transaction impact of $0.1 million. The total favourable foreign exchange impact on Consolidated EBITDA for the nine months ended January 31, 2005 was $0.7 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in foreign currencies, the net impact of foreign exchange on net earnings and cash flow is generally not as significant as it is on Consolidated Segment EBITDA.

As at January 31, 2005, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Thousands)
	Debt in	Canadian
Currency	Original Currency	Equivalent
Euro	€63,042	$101,857
Pound sterling	£12,678	29,565
U.S. dollar	$315,189	390,204
Canadian dollar	$96,521	96,521
Cash and cash equivalents (various currencies)		(65,075)
Total Net Debt		$553,072

Of the U.S. $315.2 million of US dollar denominated debt at January 31, 2005, U.S. $93.5 million, U.S. $29.7 million and U.S. $26.8 million were converted to £55 million, €25 million and NOK 186.3 million respectively through the use of currency swaps.

	Year-to-date Average Foreign
	Exchange Rates
	January 31, 2005	January 31, 2004
USD - CAD	1.2836	1.3469
NOK - CAD	0.1941	0.1915
GBP - CAD	2.3584	2.2515
Euro - CAD	1.6063	1.5766

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plan. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended January 31, 2005, the Company continued its designation of its U.S. $250 million 7⅜% senior subordinated notes and related currency swaps as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands and Norway. The Company also has designated other pound sterling, euro and U.S. dollar denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

In addition, the Company has hedged its stock appreciation rights using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price.

Fleet

At January 31, 2005 the Company’s fleet consisted of 151 owned aircraft and 63 aircraft under operating leases. Eighty-three of these aircraft are employed in Europe (primarily in the North Sea) with the other 131 employed in other international markets. In addition, 243 aircraft are employed in the Company’s 42.75% owned Canadian onshore helicopter operations (Canadian Helicopters Limited), the Company’s 40% owned Nigeria helicopter operations (Aero Contractors of Nigeria) and the Company’s 37.80% owned investment in Inaer, the largest onshore and offshore helicopter operator in Spain, for a combined total of 457 aircraft.

The following table outlines the changes in the Company’s fleet during the third quarter of fiscal 2005:

Fleet Summary

				Fixed			Operating
	Heavy	Medium	Light	Wing	Total	Owned	Lease
Fleet at November 1, 2004	76	107	10	14	207	144	63
Increases (decreases) during the period:
Sale of Super Puma AS332	(1)				(1)	(1)
Purchase of S76C+		4			4	4
Purchase of SA365N3		1			1	1
Lease of B212		1			1		1
Purchase of previously leased B412HP					0	1	(1)
Purchase of B412EP		1			1	1
Purchase of B412HP		1			1	1
Fleet at January 31, 2005	75	115	10	14	214	151	63

During the third quarter, the Company incurred aircraft operating lease expenses of $12.8 million compared to $9.6 million in the same period last year. As at January 31, 2005, there were eight additional leased aircraft compared to the same period last year, six of which relate to the acquisition of Schreiner. The increase in lease payments of $3.2 million is due to an increase in the number of leased aircraft.

The Company has entered into operating leases with third-party lessors in respect of 63 aircraft included in the Company’s fleet at January 31, 2005. Fifty-nine of these leases are long-term with expiry dates ranging from 2005 to 2012. The Company has an option to purchase these aircraft at market values or agreed amounts at the end of most of the long-term leases.

At January 31, 2005 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities (“VIEs”) under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011. See Note 5 to the unaudited consolidated interim financial statements to which this MD&A relates.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $210.5 million as at January 31, 2005. The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to junior loans and asset value guarantees as a result of its involvement with the VIEs is $9.2 million as at January 31, 2005.

The future minimum lease payments required under aircraft operating leases are as follows (based on January 31, 2005 interest rates and exchange rates):

2005	$12.7 million
2006	43.5 million
2007	35.6 million
2008	30.6 million
2009	27.8 million
And thereafter:	44.9 million
Total	$195.1 million

In addition to aircraft leases, the Company has approximately $6.0 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on an independent appraisal as at April 30, 2004, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at January 31, 2005 was US $485.8 million (CDN $601.4 million), exceeding its recorded net book value by approximately CDN $64.7 million (April 30, 2004 - $102.3 million). The decline in the appraisal surplus from April 30, 2004 is primarily attributable to the strengthening of the Canadian dollar against US dollar appraisal values.

As at January 31, 2005 the Company has committed to purchase a number of aircraft from various manufacturers including five Sikorsky S-92 and five S76C+ helicopters. The Company has made deposits in relation to these commitments and options to acquire additional aircraft. The Company has flexibility built into the delivery schedule of these aircraft in order to match acquisitions with new demand. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

Defined Benefit Employee Pension Plans

At January 31, 2005 the Company had a funding deficit of $43.2 million, as described in Note 10 to the unaudited consolidated interim financial statements, related to its defined benefit pension plans that require funding by the Company compared to $67.0 million at April 30, 2004, representing a decrease of $23.8 million.

The improvement was primarily the result of:

•	favourable foreign exchange of $5.1 million,
•	plan amendments in Schreiner of $11.6 million, and
•	actuarial and experience gains of $7.1 million.

Additionally, the Company had an obligation of $43.3 million at January 31, 2005 related to plans that do not require funding compared to $36.6 million at April 30, 2004.

Of the $43.2 million funding deficit from funded pension plans, $37.6 million and $8.9 million are related to plans in the UK and Norway, respectively.

Defined benefit pension plan expense decreased from $6.6 million in the third quarter last year to $6.0 million in the same period this year. The decrease of $0.6 million during the quarter was driven by higher expected returns on plan assets and lower prior service costs, partially offset by higher current service costs and interest charges.

Seasonality

In addition to the impact of seasonality on the Company’s revenue and net earnings as discussed under “Quarterly Information”, there are seasonal variations in earnings related to the Company’s 42.75% investment in Canadian Helicopters Limited and from the Company’s 38% investment in Inaer. Both companies have significant revenue from onshore operations that is more seasonal than offshore operations.

Dividends

On October 5, 2004 the Company’s Board of Directors declared an annual 60 cent per share dividend, to be paid quarterly at a rate of 15 cents per share on each of the Class A Subordinate Voting shares and the Class B Multiple Voting shares. The first and second quarterly payments related to this declaration were made on November 8th, 2004 and February 7th, 2005 for $3.2 million each.

Share Data

The number of issued and outstanding shares and stock options as at February 28, 2005 was as follows:

(000’s)
Class A subordinated voting shares	18,415
Class B multiple voting shares	2,933
Ordinary shares	11,000
Stock options	1,398

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at February 28th, 2005 remained unchanged from January 31, 2005 as described in Note 13 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2004 Annual Filings remain unchanged except for the Company’s estimate of the fair value of the business held for sale (discontinued operations) and potential contingencies related to the Company's SAW activities in Libya. The fair value of the remaining unsold discontinued business (Composites) was determined on the basis of a valuation benchmarked against potential sale proceeds. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

Change in Accounting Policies

Effective May 1, 2004, the Company prospectively adopted the new Canadian Accounting Guideline, AcG-13, as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company has not applied AcG-13 or EIC-128 retroactively.

Related Party Transactions

a)
During fiscal 2000, as a condition of securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinated voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $180,000 (2004 - $176,000) and $540,000 (2004 - $527,000) including amortization of the above noted discount, was recorded on the loan during the three and nine month periods ended January 31, 2005 and 2004 respectively.

b)
The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $132,000 (2004 - $135,000) and $520,000 (2004 - $437,000) were incurred with these companies during the three and nine month periods ended January 31, 2005 and 2004 respectively. These transactions were recorded at their exchange amounts.

c)
During the three and nine month periods ended January 31, 2005, $189,000 (2004 - $184,000) and $522,000 (2004 - $885,000) respectively was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

d)
During fiscal 2004, construction began on a new hangar and office building in Vancouver, Canada. The construction project is being managed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. Such subsidiary will receive a fee of 7% of the building value to manage construction and cover certain costs. During the three and nine months ended January 31, 2005, $1.1 million (2004 - nil) and $6.6 million (2004 - $1.1 million) respectively, was paid for construction costs with such amount being capitalized to fixed assets and recorded at its exchange amount.

e)
The Company recorded for the three and nine months ended January 31, 2005 $11.2 million and $37.7 million respectively in revenue from ACN, in which the Company has a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

Quarterly Information

The table below provides a summary of the Company’s consolidated revenue, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share and net earnings per share for each of the eight most recent quarters.

					Cash
				Total	dividends
		Net earnings	Total	long-term	per share	Net earnings (loss) per
Period	Revenue(1)	(loss)	assets	liabilities	declared	share
	(in millions of Canadian dollars)					Basic	Diluted
Q4-2003	$172.2	$22.7	$1,145.6	$570.2	-	$1.09	$1.01
Q1-2004	$168.9	13.7	1,110.2	567.0	-	0.66	0.61
Q2-2004	$172.7	15.5	1,114.4	555.9	-	0.74	0.69
Q3-2004	$168.9	9.0	1,162.0	572.7	0.50	0.43	0.40
Q4-2004	$209.4	25.4	1,514.7	800.8	-	1.22	1.12
Q1-2005	$225.5	22.3	1,520.7	824.0	-	1.07	0.98
Q2-2005	$225.3	(1.3)	1,534.2	846.7	0.60	(0.06)	(0.05)
Q3-2005	$226.1	22.8	1,644.7	915.0	-	1.09	1.00

(1)	Revenues have been restated to adjust for the impact of businesses held for sale (discontinued operations).

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality.

Non-GAAP Financial Measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts, and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to either (i) net income in accordance with Canadian GAAP, or (ii) cash flows from operating, investing and financing activities in accordance with Canadian GAAP as an indicator of operating performance.

The following table provides a reconciliation of (i) cash flow to Canadian GAAP cash flow from operations and (ii) total net debt to total debt.

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
(in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Revenue	$226,127	$168,941	$676,898	$510,574
Operating expenses	(183,746)	(138,998)	(547,250)	(421,676)
Earnings before undernoted items
(Consolidated Segment EBITDA)	42,381	29,943	129,648	88,898
Undernoted items:
Amortization	(8,147)	(6,080)	(22,549)	(17,733)
Gain on disposals of assets	2,536	1,393	3,589	1,991
Financing charges	(10,227)	(10,499)	(28,442)	(21,405)
Equity in earnings of associated companies	262	80	6,129	3,856
Restructuring and debt settlement costs	(4,533)	(5,889)	(10,847)	(9,705)
Earnings before income taxes from continuing operations	22,272	8,948	77,528	45,902
Non-controlling interest	(185)	-	(167)	-
Income tax (provision) recovery	(4,750)	1,074	(20,740)	(5,465)
Net earnings from continuing operations	17,337	10,022	56,621	40,437
Net earnings (loss) from discontinued operations	5,451	(992)	(12,828)	(2,185)
Net earnings	$22,788	$9,030	$43,793	$38,252
Per share
Basic
Net earnings from continuing operations	$0.83	$0.47	$2.70	$1.92
Net earnings (loss) from discontinued operations	0.26	(0.04)	(0.61)	(0.10)
Net earnings	1.09	0.43	2.09	1.82
Diluted
Net earnings from continuing operations	$0.76	$0.44	$2.48	$1.80
Net earnings (loss) from discontinued operations	0.24	(0.04)	(0.56)	(0.09)
Net earnings	1.00	0.40	1.92	1.71
Cash Flow (1)
Cash flow from operations	26,048	24,453	109,159	71,998
Change in non-cash working capital	20,281	(477)	24,377	27,098
	$46,329	$23,976	$133,536	$99,096
Total net debt (2)
Total debt	618,147	314,344	618,147	314,344
Cash and cash equivalents	(65,075)	(42,257)	(65,075)	(42,257)
	$553,072	$272,087	$553,072	$272,087

Definitions of Non-GAAP Financial Measures

(1)	Cash flow is defined as cash flow from operations as prescribed by Canadian GAAP, but excluding the impact of changes in non-cash working capital.

(2)	Total net debt is defined as total debt less unrestricted cash and cash equivalents.

Summary financial data - U.S. Dollars

Certain summary financial data from the January 31, 2005 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at January 31, 2005 of $1.2386 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)

	Three Months	Nine Months
	Ended	Ended	Year Ended
	January 31,	January 31,	April 30,
	2005	2005	2004(1)
Revenue	$182.6	$546.5	$581.3
Consolidated Segment EBITDA[4]	34.2	104.7	101.2
Net earnings from continued operations	14.0	45.7	53.4
Net earnings (loss) from discontinued operations	4.4	(10.4)	(2.0)
Net earnings	18.4	35.4	51.4
Cash flow[5]	37.4	107.8	150.7
Per Share Information
Basic
Net earnings from continuing operations	$0.67	$2.18	$2.58
Net earnings (loss) from discontinued operations	0.21	(0.49)	(0.10)
Net earnings	0.88	1.69	2.48
Diluted
Net earnings from continuing operations	$0.61	$2.00	$2.37
Net earnings (loss) from discontinued operations	0.19	(0.45)	(0.09)
Net earnings	0.80	1.55	2.28

(1)	Balances have been adjusted for the impact of businesses held for sale (discontinued operations).

4 See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
5 See definition under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
		April 30,
	January 31,	2004
	2005	(Note 4)
Assets
Current assets
Cash and cash equivalents	$65,075	$67,093
Receivables	206,276	183,590
Future income tax assets	12,511	12,816
Inventory (Note 4)	198,448	203,365
Prepaid expenses	7,808	11,245
Assets of discontinued operations (Note 8)	12,283	28,937
	$502,401	$507,046
Property and equipment, net (Notes 3 and 4)	810,041	714,245
Investments	60,564	49,728
Intangible assets (Note 7)	7,268	-
Goodwill (Note 7)	8,210	-
Other assets	209,788	172,879
Future income tax assets	42,101	44,312
Assets of discontinued operations (Note 8)	4,318	26,513
	$1,644,691	$1,514,723
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$162,662	$169,329
Deferred revenue	9,046	7,219
Dividend payable	9,606	5,194
Income taxes payable	18,148	6,328
Future income tax liabilities	2,356	2,212
Current portion of debt obligations	46,457	38,046
Liabilities of discontinued operations (Note 8)	3,940	23,856
	$252,215	$252,184
Long-term debt (Note 11b)	262,190	133,305
Senior subordinated notes	309,500	342,675
Other liabilities	159,878	139,779
Future income tax liabilities	179,734	179,188
Liabilities of discontinued operations (Note 8)	3,681	5,880
Shareholders’ equity	477,493	461,712
	$1,644,691	$1,514,723

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
		January 31,		January 31,
	January 31,	2004	January 31,	2004
	2005	(Note 4)	2005	(Note 4)
Revenue	$226,127	$168,941	$676,898	$510,574
Operating expenses	(183,746)	(138,998)	(547,250)	(421,676)
Earnings before undernoted items	42,381	29,943	129,648	88,898
Amortization	(8,147)	(6,080)	(22,549)	(17,733)
Gain on disposals of assets	2,536	1,393	3,589	1,991
Financing charges (Note 11a)	(10,227)	(10,499)	(28,442)	(21,405)
Equity in earnings of associated companies	262	80	6,129	3,856
Restructuring and debt settlement costs (Note 12)	(4,533)	(5,889)	(10,847)	(9,705)
Earnings before income taxes from continuing operations	22,272	8,948	77,528	45,902
Non-controlling interest	(185)		(167)
Income tax (provision) recovery	(4,750)	1,074	(20,740)	(5,465)
Net earnings from continuing operations	17,337	10,022	56,621	40,437
Net earnings (loss) from discontinued operations (Note 8)	5,451	(992)	(12,828)	(2,185)
Net earnings	$22,788	$9,030	$43,793	$38,252
Earnings (loss) per share (Note 14)
Basic
Net earnings from continuing operations	$0.83	$0.47	$2.70	$1.92
Net earnings (loss) from discontinued operations	0.26	(0.04)	(0.61)	(0.10)
Net earnings	1.09	0.43	2.09	1.82
Diluted
Net earnings from continuing operations	$0.76	$0.44	$2.48	$1.80
Net earnings (loss) from discontinued operations	0.24	(0.04)	(0.56)	(0.09)
Net earnings	1.00	0.40	1.92	1.71

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Nine Months Ended
	January 31,	January 31,
	2005	2004
Retained earnings, beginning of period	$229,866	$177,862
Net earnings	43,793	38,252
Dividends	(12,805)	(10,486)
Retained earnings, end of period	260,854	205,628
Capital stock (Note 13)	239,360	239,361
Contributed surplus (Note 13)	3,291	3,291
Foreign currency translation adjustment	(26,012)	(20,858)
Total shareholders’ equity	$477,493	$427,422
Dividends declared per participating voting share	$0.60	$0.50

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows - Unaudited
(in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Operating activities
Net earnings from continuing operations	$17,337	$10,022	$56,621	$40,437
Non-operating items and items not involving cash:
Amortization	8,147	6,080	22,549	17,733
Amortization of major components recorded as operating expense (Note 4)	16,175	13,752	53,633	47,448
Gain on disposals of assets	(2,536)	(1,393)	(3,589)	(1,991)
Equity in earnings of associated companies	(262)	(80)	(6,129)	(3,856)
Future income taxes	3,666	(4,744)	14,946	(6,514)
Defined benefit pension plans	3,298	4,301	10,088	15,282
Amortization of contract credits and deferred gains	(3,355)	(757)	(10,918)	(2,422)
Non-cash financing charges	2,717	1,020	3,126	2,699
Advance aircraft rental payments	820	(5,378)	(5,815)	(9,755)
Other	322	1,153	(976)	35
	46,329	23,976	133,536	99,096
Change in non-cash working capital	(20,281)	477	(24,377)	(27,098)
Cash flow from operations	26,048	24,453	109,159	71,998
Financing activities
Long-term debt proceeds (Note 11b)	100,369	-	184,822	8,722
Long-term debt repayments	(13,231)	(16,881)	(46,462)	(22,506)
Dividends paid	(3,199)	(2,635)	(8,394)	(2,635)
Capital stock issued	100	1,995	984	2,398
Deferred financing costs	(2,142)	-	(2,706)	-
Other	98	-	(1,765)	(723)
	81,995	(17,521)	126,479	(14,744)
Investing activities
Property and equipment additions	(48,318)	(53,338)	(168,122)	(100,800)
Helicopter major inspections	(4,627)	(952)	(11,928)	(5,469)
Helicopter components (Note 4)	(15,724)	(15,548)	(52,576)	(39,771)
Proceeds from disposal of assets	6,806	70,579	77,974	89,780
Aircraft deposits	(23,747)	5,300	(57,438)	(9,700)
Investments in subsidiaries, net (Note 7)	(3,011)	-	(17,984)	-
Restricted cash	(3,881)	(2,995)	(3,849)	(2,995)
Other	61	(6,126)	(5,027)	(2,888)
	(92,441)	(3,080)	(238,950)	(71,843)
Effect of exchange rate changes on cash and cash equivalents	(196)	2,508	(3,292)	1,196
Change provided by (used in) continuing operations	15,406	6,360	(6,604)	(13,393)
Change provided by (used in) discontinued operations	5,951	(1,781)	4,586	(2,454)
Change in cash and cash equivalents during the period	21,357	4,579	(2,018)	(15,847)
Cash and cash equivalents, beginning of period	43,718	37,678	67,093	58,104
Cash and cash equivalents, end of period	$65,075	$42,257	$65,075	$42,257

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited consolidated interim financial statements (the “Statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 18. Not all disclosures required by Canadian GAAP and U.S. GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the Company’s annual audited consolidated financial statements. In the opinion of management, any adjustments considered necessary for a fair presentation have been included. The Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the fiscal year ended April 30, 2004, except as disclosed in Note 2 with respect to hedging relationships and derivatives.

Financial results for the three and nine months ended January 31, 2005 are not necessarily indicative of financial results for the full year. In addition to the impact of seasonality on the Company’s revenue and net earnings, there are seasonal variations in earnings related to the Company’s 42.75% investment in Canadian Helicopters Limited and from the Company’s 38% investment in Inaer. Both companies have significant revenue from onshore operations that is more seasonal than offshore operations.

2.	Change in accounting policies

Hedging relationships and derivatives

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 (AcG-13), with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company has not applied AcG-13 or EIC-128 retroactively.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Change in accounting estimates

Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of aircraft cost attributable to certain airframes has been decreased from 30% to 25% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005 resulting in a decrease in amortization for the three and nine months ended January 31, 2005 of $0.9 million and $2.6 million respectively.

4.	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. The most significant changes include:

a)
The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s repair and overhaul segment that are intended to be used and capitalized with respect to future internal major repair and overhaul work;

b)
The reclassification in the consolidated statements of cash flows for the three and nine months ended January 31, 2004 of the $13.8 million and $47.4 million respectively for the non-cash impact of the amortization of major components recorded as operating expense from ‘helicopter components’ in investing activities to items not involving cash in operating activities; and

c)
The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of businesses held for sale (discontinued operations) consistent with the current years presentation (Note 8).

5.	Variable interest entities

At January 31, 2005 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011.

At April 30, 2003 U.S. GAAP (per FASB Interpretation No. 46 (“FIN 46”)), was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance (“AcG-15”) applies to all annual and interim periods beginning on or after November 1, 2004 and is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Variable interest entities (cont’d)

As at January 31, 2005, under FIN 46, the revisions under FIN 46-R and AcG-15, the Company has concluded it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46, FIN 46-R and AcG-15 has not had any impact on the Company’s consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $210.5 million as at January 31, 2005. The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and asset value guarantees as a result of its involvement with the VIEs was $9.2 million as at January 31, 2005.

6.	Cash flow information

Cash interest paid and cash taxes paid were as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Cash interest paid	$14,676	$11,689	$20,350	$25,297
Cash taxes paid	$3,920	$2,027	$9,290	$6,283

7.	Acquisitions

On January 13th, 2005 the Company acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider. On August 17, 2004, the Company also acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world, and on September 23, 2004, a majority of the shares of Aero Turbine Support Ltd. (“ATSL”). ATSL is an independent aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines. The total purchase price to acquire these companies, assets, capabilities and associated contracts was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Acquisitions (cont’d)

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total estimated purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of the completion of the acquisition. The following purchase price allocations are preliminary and have been allocated based on an estimate of the fair market values of the assets acquired and the liabilities assumed. The purchase price will remain preliminary until (i) a third party valuation of property and equipment, investments and significant intangible assets acquired is completed, (ii) a detailed review of the future income tax assets and liabilities is conducted, and (iii) the fair value of other assets and liabilities acquired is evaluated. The final determination of the purchase price allocation may differ significantly from the preliminary amounts presented. Based on the preliminary valuation, the purchase price was allocated based on the fair value of the net identifiable assets acquired as at the date of acquisition as follows:

	ATSL &
	Coulson	Multifabs	Total
Cash	$860	$4	$864
Other current assets	1,780	4,730	6,510
Intangible assets (1)	1,577	5,691	7,268
Goodwill(2)	542	7,668	8,210
Property and equipment	2,612	1,810	4,422
Current liabilities	(1,083)	(2,108)	(3,191)
Long-term debt	-	(2,498)	(2,498)
Other liabilities	-	(670)	(670)
Non-controlling interest	(240)	-	(240)
Future income tax liabilities	(337)	(1,490)	(1,827)
	$5,711	$13,137	$18,848

(1)
Of the $7.3 million of acquired intangible assets, $3.8 million was assigned to customer contracts and relationships, $2.2 million for patents and registered designs and $1.3 million to other intangibles. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 4 - 15 years.

(2)	Goodwill of $8.2 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

8.	Businesses held for sale (discontinued operations)

In the three months ended January 31, 2005 the Company sold two non-core components of the Schreiner business segment legally operating as Schreiner Target Services Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $7.5 million.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Businesses held for sale (discontinued operations) (cont’d)

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), is contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. Proceeds and any resulting gain or loss on the potential sale of Composites will be impacted by closing date working capital, net total debt and other adjustments. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at January 31, 2005. The assets and liabilities of this business were measured at the lower of their carrying amounts and their estimated fair value less costs to sell which have been benchmarked against sale proceeds estimated from the current proposed sale transaction. As a result, a fair value adjustment in the second quarter of the current fiscal year was recorded and allocated to long-term assets of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation changes.

The second quarter fair value adjustment on Composites and the gain on sale of Schreiner Canada and SAMCO have been recorded in earnings from discontinued operations along with operating results from these discontinued businesses. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction.

The following tables present the consolidated balance sheets and consolidated statements of earnings of the businesses held for sale (discontinued operations) included in the consolidated financial statements:

	As at
	January 31,	April 30,
	2005	2004
Assets
Receivables	$5,374	10,138
Future income tax assets	-	6,139
Inventory	6,499	11,782
Prepaid expenses	410	878
	12,283	28,937
Property and equipment, net	4,318	18,789
Intangible assets	-	4,678
Future income tax assets	-	3,046
Total assets of discontinued operations	16,601	55,450
Liabilities
Payables and accruals	3,940	23,856
Other liabilities	3,681	4,172
Future income tax liabilities	-	1,708
Total liabilities of discontinued operations	7,621	29,736
Net assets of discontinued operations	$8,980	25,714

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Businesses held for sale (discontinued operations) (cont’d)

	Three Months Ended		Nine months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Revenue	$4,765	$1,848	$19,359	$4,689
Net earnings (loss) from discontinued operations[1]	$5,451	$(992)	$(12,828)	$(2,185)

1 Includes a net gain on disposal of $7.5 million for the current fiscal year.

9.	Segment information

The Company's operations are segregated into five reportable segments. The segments are European flying, International flying, Schreiner, Repair and overhaul and Corporate and other.

	Three Months Ended January 31, 2005
	European	Int’l		Repair and	Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	and other[6]	Total
Total revenue	$114,103	$61,442	$37,303	$59,117	$4,245	$276,210
Less: Inter-segment revenues	5,990	1,995	-	37,853	4,245	50,083
Revenue from external customers	108,113	59,447	37,303	21,264	-	226,127
Operating expenses	91,511	47,165	30,097	9,846	5,127	183,746
Segment EBITDA[1]	$16,602	$12,282	$7,206	$11,418	$(5,127)	42,381
Amortization						(8,147)
Gain on disposals of assets						2,536
Financing charges						(10,227)
Equity in earnings of associated companies						262
Restructuring and debt settlement costs						(4,533)
Earnings before income taxes from continuing operations						22,272
Non-controlling interest						(185)
Income tax recovery (provision)						(4,750)
Net earnings from continuing operations						$17,337

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

	Three Months Ended January 31, 2004[7]
	European	Int’l		Repair and	Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	and other[6]	Total
Total revenue	$108,877	$51,716	$-	$50,805	$3,319	$214,717
Less: Inter-segment revenues	4,181	2,732	-	35,544	3,319	45,776
Revenue from external customers	104,696	48,984	-	15,261	-	168,941
Operating expenses	90,208	41,501	-	3,965	3,324	138,998
Segment EBITDA[1]	$14,488	$7,483	$-	$11,296	$(3,324)	29,943
Amortization						(6,080)
Gain on disposals of assets						1,393
Financing charges						(10,499)
Equity in earnings of associated companies						80
Restructuring and debt settlement costs						(5,889)
Earnings before income taxes from continuing operations						8,948
Income tax recovery (provision)						1,074
Net earnings from continuing operations						$10,022

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Segment information (cont’d)

	Nine Months Ended January 31, 2005
	European	Int’l		Repair and	Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	and other[6]	Total
Total revenue	$351,276	$181,012	$118,235	$160,563	$13,378	$824,464
Less: Inter-segment revenues	17,464	9,053	-	107,671	13,378	147,566
Revenue from external customers	333,812	171,959	118,235	52,892	-	676,898
Operating expenses	275,111	139,273	93,964	21,518	17,384	547,250
Segment EBITDA[1]	$58,701	$32,686	$24,271	$31,374	$(17,384)	129,648
Amortization						(22,549)
Gain on disposals of assets						3,589
Financing charges						(28,442)
Equity in earnings of associated companies						6,129
Restructuring and debt settlement costs						(10,847)
Earnings before income taxes from continuing operations						77,528
Non-controlling interest						(167)
Income tax recovery (provision)						(20,740)
Net earnings from continuing operations						$56,621

	Nine Months Ended January 31, 2004[7]
	European	Int’l		Repair and	Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	and other[6]	Total
Total revenue	$340,073	$147,537	$-	$140,075	$9,884	$637,569
Less: Inter-segment revenues	11,809	8,226	-	97,076	9,884	126,995
Revenue from external customers	328,264	139,311	-	42,999	-	510,574
Operating expenses	275,276	118,671	-	11,960	15,769	421,676
Segment EBITDA[1]	$52,988	$20,640	$-	$31,039	$(15,769)	88,898
Amortization						(17,733)
Gain on disposals of assets						1,991
Financing charges						(21,405)
Equity in earnings of associated companies						3,856
Restructuring and debt settlement costs						(9,705)
Earnings before income taxes from continuing operations						45,902
Income tax recovery (provision)						(5,465)
Net earnings from continuing operations						$40,437

Notes:
1.
Segment EBITDA is defined as segment earnings before amortization, gain (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, restructuring and debt settlement costs, and income taxes.

2.	European flying - includes flying operations in the U.K., Norway, Ireland and Denmark.
3.	International flying - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
4.	Schreiner - includes flying operations primarily in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales.
5.	Repair and overhaul - includes helicopter repair and overhaul operations based in Norway, Scotland, and Canada and the survival suit and safety equipment production businesses.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Segment information (cont’d)

6.	Corporate and other - includes corporate head office activities and applicable consolidation eliminations.
7.	Comparative information has been reclassified to reflect the results of businesses held for sale (discontinued operations) (Note 8).

10.	Employee pension plans

The Company maintains either defined benefit or defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company’s defined benefit pension plans as at January 31, 2005 and April 30, 2004, was as follows:

	As at
	January 31,	April 31,
	2005	2004
Benefit obligations	$542,276	$543,906
Fair value of plan assets	455,799	$440,222
Funded status
Defined benefit plans - funded (1)	$(43,199)	$(67,045)
Defined benefit plans - unfunded (2)	(43,278)	(36,639)
Total	(86,477)	(103,684)
Unrecognized net actuarial and experience losses, prior service costs and transition amounts	123,951	152,826
Pension guarantee deposits	2,630	2,696
Net asset recognized on the balance sheet	$40,104	$51,838

(1)	Funded plans require contributions to be made by the Company.
(2)	Unfunded plans do not require contributions from the Company

Of the net asset recognized on the balance sheet at January 31, 2005, $80.0 million (April 30, 2004 - $90.1 million) related to the funded plans was recorded in other assets, and $39.9 million (April 30, 2004 - $38.3 million) related to the funded and unfunded plans was recorded as an accrued pension obligation in other liabilities.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Employee pension plans (cont’d)

The Company’s net defined benefit pension plan expense for the periods ended January 31, 2005 was as follows:

	Three Months Ended		Nine Months Ended
	January 31	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Current service cost	$5,053	$3,571	$14,654	$10,610
Interest costs	7,186	5,860	21,776	17,517
Expected return on plan assets	(7,137)	(5,228)	(21,649)	(15,597)
Amortization of net actuarial and experience losses	1,955	1,130	6,009	3,378
Amortization of prior service costs	(65)	1,461	(323)	4,313
Amortization of transition amounts
	(44)	98	200	296
Participation contributions	(915)	(298)	(2,787)	(762)
Total	$6,033	$6,594	$17,880	$19,755

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2005 as required by funding regulations and law is $33.6 million. While the asset mix varies in each plan, overall the asset mix at January 31, 2005 was 42.5% equities, 32.1% fixed income and 25.4% money market.

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense year-to-date January 31, 2005 compared to fiscal 2004 was as follows:

	Nine Months Ended
	January 31, 2005	January 31, 2004
Discount rate	5.73%	5.78%
Expected long-term rate of return on plan assets	6.74%	6.95%

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Financing Charges

a)

	Three Months Ended		Nine Months Ended
		January 31,		January 31,
	January 31,	2004	January 31,	2004
	2005	(Note 4)	2005	(Note 4)
Interest on debt obligations	$8,392	$8,058	$24,165	$22,736
Amortization of deferred financing costs	780	786	2,347	2,358
Foreign exchange (gain) loss from operating activities and working capital revaluation	(76)	5,725	1,123	7,978
Foreign exchange loss (gain) on debt repayment	-	71	-	(1,436)
Foreign exchange loss (gain) on revaluation of long-term debt	732	(5)	354	(5)
Foreign exchange gain on foreign currency agreement	-	(3,745)	-	(9,781)
Other	399	(391)	453	(445)
Total	$10,227	$10,499	$28,442	$21,405

b)
During the quarter the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extensions of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

12.	Restructuring and debt settlement costs

a)	Restructuring costs

During the three and nine month periods ended January 31, 2005, the Company incurred restructuring costs of $3.9 million (after-tax $2.8 million) and $8.9 million (after-tax $6.1 million) respectively in connection with restructuring activities outside of those incurred the prior fiscal year. These restructuring costs relate to general organization restructure planning, relocation of the Company’s head office to Vancouver, Canada and additional costs associated with related restructuring initiatives incurred primarily in the Corporate and other, European flying and Schreiner segments. Restructuring costs were comprised of severance, termination, relocation, consulting and other associated incremental costs directly associated with these activities. Of the $8.9 million incurred to date, $3.6 million relates to severance and termination costs.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Restructuring and debt settlement costs (cont’d)

Additional costs are expected to be incurred in relation to these restructuring initiatives with the majority of future costs relating to termination and severance costs in the Netherlands, Norway and other jurisdictions. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable and will be expensed as incurred.

During the three and nine months ended January 31, 2004 the Company incurred $5.9 million (after-tax $4.2 million) and $9.7 million (after-tax $6.8 million) in costs in connection with the consolidation of its European operations and other related activities.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three-month period ended January 31, 2005:

Restructuring accrued October 31, 2004	$4,026
Additional restructuring cost accrued during the period	3,912
Restructuring cost paid during the period	(4,650)
Restructuring accrued January 31, 2005	$3,288

b)	Debt settlement costs

During the three months ended January 31, 2005, the Company incurred $0.6 million (after-tax, $0.4 million) of debt settlement costs in connection with the revision of its senior credit facilities. For the nine months ended January 31, 2005 the Company incurred $1.9 million (after-tax $1.3 million) of debt settlement costs in connection with the senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures. The debt settlement costs incurred in the current fiscal year were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares
		000’s
	As at,
	January 31,	April 30,	January 31,
	2005	2004	2004
Issued:
Class A subordinate voting shares	18,414	18,378	18,337
Class B multiple voting shares	2,933	2,940	2,940
Ordinary shares	11,000	11,000	11,000
Class A subordinate voting shares that would be issued upon
Class B multiple voting shares	2,933	2,940	2,940
Share options	1,400	1,425	1,464
Convertible debt	690	690	690

	Consideration
	000’s
	As at
	January 31,	April 30,	January 31,
	2005	2004	2004
Class A subordinate voting shares	$222,329	$221,532	$220,546
Class B multiple voting shares	18,719	18,719	18,815
Ordinary shares	33,000	33,000	33,000
Share loan	(33,000)	(33,000)	(33,000)
Class A subordinate voting shares Employee purchase loans	(1,688)	(1,823)	-
	$239,360	$238,428	$239,361
Contributed surplus	$3,291	$3,291	$3,291

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Per share information

	Three Months Ended January 31, 2005
				Weighted
				average
	Net earnings			number of	Net earnings per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total
	$17,337	$5,451	$22,788	21,344

Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(368)
Basic	17,337	5,451	22,788	20,976	$0.83	$0.26	$1.09
Effect of potential dilutive securities:
Share options				971
Convertible debt	96	-	96	690
Shares as security for Class A subordinate voting share employee purchase loans				368
Diluted	$17,433	$5,451	$22,884	23,005	$0.76	$0.24	$1.00

	Three Months Ended January 31, 2004
				Weighted
				average
	Net earnings (loss)			number of	Net earnings (loss) per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total
Basic	$10,022	$(992)	$9,030	21,168	$0.47	$(0.04)	$0.43
Effect of potential dilutive securities:
Share options				844
Convertible debt	123	-	123	690
Anti-dilutive impact				10
Diluted	$10,145	$(992)	$9,153	22,712	$0.44	$(0.04)	$0.40

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Per share information (cont’d)

	Nine Months Ended January 31, 2005
				Weighted
				average
	Net earnings (loss)			number of	Net earnings (loss) per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total
	$56,621	$(12,828)	$43,793	21,334
Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(368)
Basic	56,621	(12,828)	43,793	20,966	$2.70	$(0.61)	$2.09
Effect of potential dilutive securities:
Share options				952
Convertible debt	287	-	287	690
Shares as security for Class A subordinate voting share employee purchase loans				368
Diluted	$56,908	$(12,828)	$44,080	22,976	$2.48	$(0.56)	$1.92

	Nine Months Ended January 31, 2004
				Weighted
				average
	Net earnings (loss)			number of	Net earnings (loss) per share
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total
Basic	$40,437	$(2,185)	$38,252	20,983	$1.92	$(0.10)	$1.82
Effect of potential dilutive securities:
Share options				908
Convertible debt	368	-	368	690
Anti-dilutive impact				55
Diluted	$40,805	$(2,185)	$38,620	22,636	$1.80	$(0.09)	$1.71

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 11 million ordinary shares outstanding at January 31, 2005 and at April 30, 2004, all of which are owned by the Company’s majority shareholder (See Note 13). The payment of dividends on these ordinary shares requires minority shareholder approval which has never been requested or granted. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

15.	Share option plan

Effective May 1, 2003, the Company began expensing share-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to share options issued on or after May 1, 2003. There was no impact on the financial results for the three and nine months ended January 31, 2005 and January 31, 2004 as a result of adopting this accounting policy change, as no new share options were granted during these periods.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to certain share options granted in fiscal 2003 upon adoption of the new stock-based compensation standards May 1, 2002. There was no impact on the pro-forma earnings for the three and nine-month period ended January 31, 2005 as all share options granted in fiscal 2003 had vested as at April 30, 2004.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Net earnings
As reported	$22,788	$9,030	$43,793	$38,252
Pro-forma	22,788	8,862	43,793	37,943
Basic earnings per share
As reported	$1.09	$0.43	$2.09	$1.82
Pro-forma	1.09	0.42	2.09	1.81
Diluted earnings per share
As reported	$1.00	$0.40	$1.92	$1.71
Pro-forma	1.00	0.39	1.92	1.68

The Black Scholes option pricing model was used to estimate the fair value of options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

As at January 31, 2005 total outstanding options were 1,397,672 (January 31, 2004 - 1,463,972). At January 31, 2005 all of the share options outstanding were exercisable (January 31, 2004 - 1,266,389). The weighted average exercise price of the total outstanding options at January 31, 2005 was $14.16 compared to $14.59 at January 31, 2004.

16.	Related party transactions

a)
During fiscal 2000, as a condition of securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinated voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $180,000 (2004 - $176,000) and $540,000 (2004 - $527,000) including amortization of the above noted discount, was recorded on the loan during the three and nine month periods ended January 31, 2005 and 2004 respectively.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

b)
The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $132,000 (2004 - $135,000) and $520,000 (2004 - $437,000) were incurred with these companies during the three and nine month periods ended January 31, 2005 and 2004 respectively. These transactions were recorded at their exchange amounts.

c)
During the three and nine month periods ended January 31, 2005, $189,000 (2004 - $184,000) and $522,000 (2004 - $885,000) respectively was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

d)
During fiscal 2004, construction began on a new hangar and office building in Vancouver, Canada. The construction project is being managed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. Such subsidiary will receive a fee of 7% of the building value to manage construction and cover certain costs. During the three and nine months ended January 31, 2005, $1.1 million (2004 - nil) and $6.6 million (2004 - $1.1 million) respectively, was paid for construction costs with such amount being capitalized to fixed assets and recorded at its exchange amount.

e)
The Company recorded for the three and nine months ended January 31, 2005 $11.2 million and $37.7 million respectively in revenue from ACN, in which the Company has a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

17.	Guarantees

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2005 and 2012. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans and deferred payments was approximately $25.9 million at January 31, 2005 compared to $25.5 million at April 30, 2004. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004
Net earnings according to Canadian GAAP	$22,788	$9,030	$43,793	$38,252
Pre-operating expenses	(1,127)	(137)	(1,828)	676
Loss (gain) on sale of assets/amortization expense	(14)	(81)	(42)	438
Ineffective portion of net investment hedge		(10,871)		(18,378)
Effect of foreign currency indemnity agreements	160	(2,859)	(118)	(8,143)
Effect of revaluation of US $ debt	(2,595)		19,905
Effect of asset value guarantees	(23)		99
Effect of currency swaps	(6,223)		(16,876)
Internal-use software expenses	51	(51)	7	(103)
Decrease in income tax expense	(2,676)	2,741	(230)	5,182
Other	66		109
Net earnings (loss) according to U.S. GAAP	10,407	(2,228)	44,819	17,924
Other comprehensive earnings, net of income tax:
Foreign currency translation adjustment	22,703	8,087	(16,236)	(16,974)
Ineffective portion of net investment hedge				6,020
Minimum pension liability adjustment	180	951	5,980	30,022
Interest rate swap adjustment		4		1,957
Foreign currency cashflow hedge adjustment	(2,178)		4,985
Fair value adjustment of available-for-sale securities	2,227		1,178
Effect of equity forward price agreement	234		925
Comprehensive earnings according to U.S. GAAP	$33,573	$6,814	$41,651	$38,949
Basic net earnings per share according to U.S. GAAP	$0.50	($0.11)	$2.12	$0.85
Diluted net earnings per share according to U.S. GAAP	0.45	(0.09)	1.97	0.81

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended January 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the January 31, 2005 balance sheet are listed below:

•	Current assets would increase by $4.0 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.7 million to record acquisition and amortization differences.

•	Long-term investments would increase by $1.5 million to adjust available-for-sale securities to fair market value.

•
Other assets would decrease by $1.0 million to recognize the fair value impact of asset value guarantees, pre-operating costs adjustment, minimum pension liability adjustment, and the fair value impact of forward foreign currency contracts.

•	Future income tax assets would increase by $1.5 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP and to reverse tax changes not yet enacted.

•
Other liabilities would increase by $0.2 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Future income tax liabilities would decrease by $2.9 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•	Long-term debt would increase by $0.5 million to record the full proceeds received from the issuance of convertible debt.

•
Accumulated other comprehensive earnings would be recorded at $(13.4) million under U.S. GAAP for foreign currency translation, minimum pension liability, interest rate swap adjustments, currency swap adjustments, the impact of the ineffective portion of the net investment hedge, foreign currency cash flow adjustment of available-for-sale securities.